UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Stewart Information Services Corporation
(Name of Issuer)

Common Stock, $1.00 par value per share
(Title of Class of Securities)

860372101
(CUSIP Number)

BEN BRESNAHAN
FOUNDATION ASSET MANAGEMENT, LLC
81 Main Street, Suite 306
White Plains, NY 10601
(914) 574-2923

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 3, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 860372101

1	NAME OF REPORTING PERSON FOUNDATION ONSHORE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 633,843
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 633,843
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 633,843
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 860372101

1	NAME OF REPORTING PERSON FOUNDATION OFFSHORE MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 583,046
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 583,046
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 583,046
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 860372101

1	NAME OF REPORTING PERSON FOUNDATION OFFSHORE FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 583,046
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 583,046
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 583,046
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 860372101

1	NAME OF REPORTING PERSON FOUNDATION ASSET MANAGEMENT GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 633,843
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 633,843
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 633,843
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 860372101

1	NAME OF REPORTING PERSON FOUNDATION ASSET MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,216,889
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,216,889
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,216,889
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 860372101

1	NAME OF REPORTING PERSON DAVID CHARNEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,216,889
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,216,889
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,216,889
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 860372101

1	NAME OF REPORTING PERSON SKY WILBER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,216,889
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,216,889
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,216,889
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 860372101

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, Class A, $1.00 par value per share (the “Shares”), of Stewart Information Services Corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 1980 Post Oak Blvd., Houston, Texas 77056.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	Foundation Onshore Fund, L.P., a Delaware limited partnership (the “Onshore Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Foundation Offshore Master Fund, Ltd., a Cayman Islands exempted company (the “Offshore Master Fund”), with respect to the Shares directly and beneficially owned by it;

(iii)	Foundation Offshore Fund, Ltd., a Cayman Islands exempted company (the “Offshore Fund”), as a feeder fund for the Offshore Master Fund;

(iv)	Foundation Asset Management GP, LLC, a Delaware limited liability company (“Foundation GP”), as the general partner of the Onshore Fund;

(v)	Foundation Asset Management, LLC, a Delaware limited liability company (“Foundation LLC”), as the investment manager of each of the Onshore Fund, the Offshore Master Fund and the Offshore Fund;

(vi)	David Charney, as the managing member of each of Foundation LLC and Foundation GP; and

(vii)	Sky Wilber, as the managing member of each of Foundation LLC and Foundation GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Onshore Fund, Foundation GP, Foundation LLC and Messrs. Charney and Wilber is c/o Foundation Asset Management, LLC, 81 Main Street, Suite 306, White Plains, NY 10601. The address of the principal office of each of the Offshore Master Fund and the Offshore Fund is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, Grand Cayman, KY1-9005, Cayman Islands.  The officers and directors of each of the Offshore Master Fund and the Offshore Fund and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

CUSIP NO. 860372101

(c)           The principal business of each of the Onshore Fund and the Offshore Master Fund is investing in securities.  The Offshore Fund serves as a feeder fund for the Offshore Master Fund.  Foundation LLC is the investment manager of each of the Onshore Fund, the Offshore Master Fund and the Offshore Fund.  Foundation GP serves as the general partner of the Onshore Fund.  Messrs. Charney and Wilber serve as the managing members of each of Foundation LLC and Foundation GP.

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Charney and Wilber are citizens of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of the Onshore Fund and the Offshore Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 633,843 Shares beneficially owned by the Onshore Fund is approximately $16,422,809, including brokerage commissions. The aggregate purchase price of the 583,046 Shares beneficially owned by the Offshore Master Fund is approximately $15,548,676, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired the Issuer’s Shares for investment purposes, and such purchases have been made in the Reporting Persons’ ordinary course of business.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Shares at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Shares, changes in the Issuer’s operations, business strategy or prospects, or from sale or merger of the Issuer.  To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations.

Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors.  Such factors and discussions may materially affect, and result in, the Reporting Persons’ modifying their ownership of the Shares, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance, including board composition, or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Shares or dispose of all the Shares beneficially owned by them, in the public market or privately negotiated transactions.  The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

CUSIP NO. 860372101

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 21,448,038 Shares outstanding as of November 1, 2013, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2013.

As of the close of business on December 3, 2013, the Onshore Fund beneficially owned 633,843 Shares, constituting approximately 3.0% of the Shares outstanding.  Foundation GP, as the general partner of the Onshore Fund, may be deemed to be the beneficial owner of the 633,843 Shares owned by the Onshore Fund, constituting approximately 3.0% of the Shares outstanding. As of the close of business on December 3, 2013, the Offshore Master Fund beneficially owned 583,046 Shares, constituting approximately 2.7% of the Shares outstanding. The Offshore Fund, as a feeder fund for the Offshore Master Fund may be deemed to be the beneficial owner of the 583,046 Shares owned by the Offshore Master Fund, constituting approximately 2.7% of the Shares outstanding.  Foundation LLC, as the investment manager of each of the Onshore Fund, the Offshore Master Fund and the Offshore Fund, may be deemed to be the beneficial owner of the 1,216,889 Shares owned in the aggregate by the Onshore Fund and the Offshore Master Fund, constituting approximately 5.7% of the Shares outstanding.  Each of Messrs. Charney and Wilber, as the managing members of Foundation GP and Foundation LLC, may be deemed to be the beneficial owners of the 1,216,889 Shares owned in the aggregate by the Offshore Master Fund and the Onshore Fund, constituting approximately 5.7% of the Shares outstanding.

(b)           By virtue of their respective positions with the Onshore Fund, each of Foundation GP and Foundation LLC may be deemed to have sole power to vote and dispose of the Shares reported owned by the Onshore Fund.  By virtue of their respective positions with Foundation GP and Foundation LLC, each of Messrs. Charney and Wilber may be deemed to have shared power to vote and dispose of the Shares reported owned by the Onshore Fund.

By virtue of their respective positions with the Offshore Master Fund, each of the Offshore Fund and Foundation LLC may be deemed to have sole power to vote and dispose of the Shares reported owned by the Offshore Master Fund.  By virtue of their respective positions with Foundation LLC, each of Messrs. Charney and Wilber may be deemed to have shared power to vote and dispose of the Shares reported owned by Offshore Master Fund.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(c)           The transactions in the Shares by the Reporting Persons during the past 60 days is set forth on Schedule B.

(d)           The limited partners of (or investors in) each of the private investment funds for which Foundation GP serves as general partner and/or Foundation LLC serves as an investment manager have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

CUSIP NO. 860372101

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 4, 2013 the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Foundation Onshore Fund, L.P., Foundation Offshore Master Fund, Ltd., Foundation Offshore Fund, Ltd., Foundation Asset Management, LLC, Foundation Asset Management GP, LLC, David Charney and Sky Wilber, dated December 4, 2013.

CUSIP NO. 860372101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 4, 2013

Foundation Offshore Master Fund, Ltd.

By:	/s/ Sky Wilber
	Name:	Sky Wilber
	Title:	Director

Foundation Onshore Fund, L.P.

By:	Foundation Asset Management GP, LLC General Partner

By:	/s/ Sky Wilber
	Name:	Sky Wilber
	Title:	Managing Member

Foundation Offshore Fund, Ltd.

By:	/s/ Sky Wilber
	Name:	Sky Wilber
	Title:	Director

Foundation Asset Management GP, LLC

By:	/s/ Sky Wilber
	Name:	Sky Wilber
	Title:	Managing Member

Foundation Asset Management, LLC

By:	/s/ Sky Wilber
	Name:	Sky Wilber
	Title:	Managing Member

/s/ David Charney
David Charney

/s/ Sky Wilber
Sky Wilber

CUSIP NO. 860372101

SCHEDULE A

Directors and Officers of Foundation Offshore Master Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

David Charney Director*
Sky Wilber Director*
Patrick Agemian Director	Director of Global Funds Management Ltd.	Global Funds Management Harbour Place 2nd Floor 103 South Church Street Grand Cayman	Canada
Christopher Rowland Director	Co-founder of Fund Fiduciary Partners Limited; offshore financial services professional	Fund Fiduciary Partners Limited Grand Pavilion Commercial Centre West Bay Road, PO Box 2887 George Town, Grand Cayman	U.K. Cayman Islands

Directors and Officers of Offshore Fund Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

David Charney* Director
Sky Wilber* Director
Patrick Agemian Director	Director of Global Funds Management Ltd.	Global Funds Management Harbour Place 2nd Floor 103 South Church Street Grand Cayman	Canada
Christopher Rowland Director	Co-founder of Fund Fiduciary Partners Limited; offshore financial services professional	Fund Fiduciary Partners Limited Grand Pavilion Commercial Centre West Bay Road, PO Box 2887 George Town, Grand Cayman	U.K. Cayman Islands

*Messrs. Charney and Wilber are Reporting Persons and, as such, the information with respect to Messrs. Charney and Wilber called for by Item 2 of Schedule 13D is set forth therein.

SCHEDULE B

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase

Foundation Onshore Fund, L.P.

13,061	30.9423	11/21/2013
6,065	31.0059	11/22/2013
424	31.0025	11/25/2013
2,435	31.4317	11/26/2013

Foundation Offshore Master Fund, Ltd.

6,939	30.9423	11/21/2013
5,392	31.0059	11/22/2013
376	31.0025	11/25/2013
2,165	31.4317	11/26/2013
3,538	31.9728	11/29/2013
10,258	31.4724	12/02/2013
5,829	31.2772	12/03/2013